August 9, 2024

Stephen E. Loukas
President, Chief Executive Officer, and Director
Obsidian Energy Ltd.
Suite 200, 207   9th Avenue S.W.
Calgary, Alberta
Canada T2P 1K3

        Re: Obsidian Energy Ltd.
            Registration Statement on Form F-3
            Filed August 2, 2024
            File No. 333-281223
Dear Stephen E. Loukas:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Daniel Miller, Esq., of Dorsey & Whitney LLP